Exhibit 20  Press release issued November 15, 2011

For Immediate Release	November 15, 2011

BOWL AMERICA SUMMER QUARTER REPORT

Bowl America Incorporated today reported a loss of $.05 per share for its first quarter ended October 2, 2011, compared to a $.04 loss in last year’s first quarter.  The bowling business is highly seasonal and the summer quarter typically includes two of the slowest business months of the year.  This year’s first quarter included one more week of fall season league bowling due to the later calendar start of the fiscal year following our 53-week year.  Fiscal 2012’s fourth quarter will have one fewer week and one less week of league bowling than the prior year comparable quarter.

Management believes the still struggling economy and weak employment outlook have impacted the public’s appetite for recreational spending.  Both open play and league bowling are suffering as a result.

Tomorrow the Company will pay a regular quarterly dividend of $.16 per share.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange with the symbol BWLA.  A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.
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BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended
	October 2, 2011	September 26, 2010

Revenues
Bowling and other	$3,898,063	$4,007,330
Food & mdse sales	1,597,538	1,642,649
	5,495,601	5,649,979
Operating expenses excluding depreciation and amortization	5,613,614	5,678,533
Depreciation and amortization	423,767	436,422
Interest & dividend	118,437	144,907
Loss before taxes	(423,343)	(320,069)
Net Loss	$(275,173)	$(204,869)
Comprehensive (loss) earnings	$(519,678)	$84,618
Weighted average shares outstanding	5,151,471	5,146,971

LOSS PER SHARE	(.05)	(.04)

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	10/02/11	09/26/10
ASSETS

Total current assets including cash and short-term investments of $7,951 & $9,494	$9,505	$10,944
Property and investments	30,221	30,261
TOTAL ASSETS	$39,726	$41,205

LIABILITIES AND STOCKHOLDERS'EQUITY

Total current liabilities	$3,374	$3,220
Other liabilities	2,395	2,295
Stockholders' equity	33,957	35,690
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$39,726	$41,205